

February 28, 2011

Via U.S. Mail

Brian J. Sisko, Esq.
General Counsel
Safeguard Scientifics, Inc.
435 Devon Park Drive, Building 800
Wayne, PA 19087

> **Re: Safeguard Scientifics, Inc.**
> **Schedule TO-I**
> **Filed on February 18, 2011**
> **File No. 005-19574**

Dear Mr. Sisko:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   You appear to have registered the offer and sale of the 2.625% Convertible Senior Subordinated Notes under the Securities Act of 1933. Accordingly, the notes appear to be a class of equity securities subject to Section 15(d) of the Securities Exchange Act of 1934. Given that the offer is for all outstanding securities of this class, please provide us with your analysis of the applicability of Rule 13e-3 to this transaction. As a preliminary matter, your disclosure indicates that DTC is the only record holder of the notes. Please advise how you arrived at this determination. Refer to Rule 12g5-1 under the Exchange Act and Question 152.01 of the Compliance and Disclosure Interpretations relating to Exchange Act Rules.

2.   We note your reference to the Private Securities Litigation Reform Act of 1995 in Exhibit 99(a)(5). Please be aware that the safe harbor is not available for statements made in connection with a tender offer, and refrain from making similar references in future filings relating to this transaction. See Section 21E(b)(2)(C) of the Exchange Act and Question 2 of Section I.M of the Third Supplement to the Manual of Publicly Available Telephone Interpretations (July 2001), available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: (215) 963-5001
        Richard B. Aldridge, Esq.
        Morgan, Lewis, & Bockius LLP